U.S. SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                          FORM 12B-25

                                             Commission File Number 333-25179

                                 NOTIFICATION OF LATE FILING

                                        (Check One):

[ ]  Form 10-K and Form 10-KSB     [ ]   Form 20-F          [ ]   Form 11-K
[X]  Form 10-Q and Form 10-QSB     [ ]   Form N-SAR

For Period Ended:  JUNE 30, 1997
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:  N/A
Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I.  REGISTRANT INFORMATION

Full name of Registrant  PEOPLE'S COMMUNITY CAPITAL CORPORATION
Former name if applicable     N/A
Address of principal executive office
(Street and number)           106 PARK AVENUE, S.W.
City, State and Zip Code      AIKEN, SOUTH CAROLINA 29802


PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     PEOPLE'S COMMUNITY CAPITAL CORPORATION (THE "COMPANY") COMMENCED ITS INITIAL PUBLIC OFFERING ON MAY 23, 1997, FOR THE PURPOSE OF RAISING CAPITAL IN CONNECTION WITH THE FORMATION OF PEOPLE'S COMMUNITY BANK OF SOUTH CAROLINA, WHICH IS EXPECTED TO OPEN IN SEPTEMBER 1997. THE COMPANY HAS NOT CONDUCTED ANY ACTIVITIES TO DATE EXCEPT IN CONNECTION WITH THE OFFERING AND OBTAINING REGULATORY APPROVALS AND TAKING OTHER STEPS TO OPEN THE BANK. THE COMPANY'S PROSPECTUS INCLUDES AUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 1997. PENDING THE DATE THE BANK OPENS, THE COMPANY IS MAINTAINING INTERIM FINANCIAL RECORDS ON A CASH BASIS. IN ORDER TO COMPLETE THE FINANCIAL STATEMENTS REQUIRED BY FORM 10-QSB, THE COMPANY NEEDS ADDITIONAL TIME TO CONSULT WITH ITS OUTSIDE ACCOUNTANTS TO RESTATE ITS INTERIM FINANCIAL RECORDS ON AN ACCRUAL BASIS CONSISTENT WITH THE AUDITED FINANCIALS INCLUDED IN THE PROSPECTUS. FOR THIS REASON, THE COMPANY WILL BE UNABLE TO FILE FORM 10-QSB BY AUGUST 14, 1997 WITHOUT UNREASONABLE EFFORT AND EXPENSE.


PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     TOMMY B. WESSINGER            803                      641-2265
          (Name)                (Area Code)            (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes   [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate of the results cannot be made.                     N/A.

                         PEOPLE'S COMMUNITY CAPITAL CORPORATION
                      (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date AUGUST 14, 1997               By:  /s/ Tommy B. Wessinger
                                        Tommy B. Wessinger
                                        Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

_______________________________________________________________________________


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 C.F.R. 240 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by Electronic Filers unable to timely file the report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).